

Mail Stop 3561

June 25, 2009

C. Geoffrey Hampson
Chief Executive Officer
Live Current Media Inc.
375 Water Street, Suite 645
Vancouver, British Columbia V6B5C6, Canada

  Re: **Live Current Media Inc.**
    Item 4.02 Form 8-K
    Filed June 24, 2009
    File No. 0-29929

Dear Mr. Hampson:

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. With regard to our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed June 24, 2009

1. Your disclosures provide little quantitative insight into the significance of your misstatements with respect to Items (i) and (ii) as they related to your income statements. Please amend your filing to disclose their impact on your financial statements for the corresponding periods and the affected financial statement accounts including their "As reported" and "As restated" amounts and advise us.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding this comment, please direct them to me at (202) 551-3339. In my absence, you may direct your questions to Andrew Mew, Accounting Branch Chief, at (202) 551-3377.

Sincerely,

Robert Babula
Staff Accountant